

March 1, 2011

Charles S. Parrish
Vice President, General Counsel and Secretary
Tesoro Logistics LP
19100 Ridgewood Parkway
San Antonio, Texas 78259-1828

      Re: **Tesoro Logistics LP**
               Amendment No. 1 to Registration Statement on Form S-1
               Filed February 9, 2011
               File No. 333-171525

Dear Mr. Parrish:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to prior comment one in our letter dated January 31, 2011. Please disclose your insurance coverage with respect to your marine operations in the event of any liability in the event of an oil spill. Such disclosure should address the types of claims covered, and the applicable policy limits and deductibles. For example, and without limitation, such disclosure should address your insurance coverage with respect to any liability related to any resulting negative environmental effects. In that regard, we note your disclosure at page 121 regarding the transportation and storage of crude oil and refined products over water or proximate to navigable waters at your facilities.

2.   We note your response to comment two in our letter dated January 31, 2011. We also note your disclosure at page 125 that the members of the board of directors will appoint one independent member prior to the listing of your common units on the NYSE. Please confirm that you will provide in your filing any required information regarding such board member.

3. We note your response to prior comment three in our letter dated January 31, 2011. We remind you that we will need sufficient time for our review once you have filed all exhibits and filled in all blanks other than that allowed by Rule 430A, including information regarding the price range.

4. We note your response to comment six in our letter dated January 31, 2011. Please tell us whether you intend to submit the road show slides to us prior to first use.

Prospectus Cover Page

5. We note your response to prior comment nine in our letter dated January 31, 2011, and we reissue the comment. Please provide on the cover page the percentage of the offering proceeds that will be available to you.

6. Please remove any identification of "joint book-running managers" or "co-managers" on the cover page.

Summary, page 1

7. We note your response to comment 16 in our letter dated January 31, 2011, and reissue such comment. Please revise your filing to clarify the reasons for distributing cash to Tesoro. Such revised disclosure should address all funds being paid to Tesoro in connection with the offering, including, without limitation, amounts to be paid as consideration for the contribution of assets. Such disclosure should also address why you are paying $50 million to Tesoro after you borrow such funds under your credit facility.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 80

EBITDA and Distributable Cash Flow, page 83

8. We note from your response to prior comment 26 in our letter dated January 31, 2011 that you intend to disclose the Non-GAAP measure titled 'distributable cash flow' in post-offering filings. We also note your risk factor disclosure on page 25 indicating that you may experience decreases in distributable cash flow per unit. Please tell us whether you intend to disclose this Non-GAAP measure on a per unit basis in your post-offering filings as well. For guidance on the presentation of cash flow measures on a per share basis, refer to Question 102.05 within the Non-GAAP Financial Measures section of the Division of Corporation Finance's Compliance and Disclosure Interpretations, located on our website at: http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Environmental Regulation, page 118

Water, page 121

9.   Please revise your disclosure to also quantify the physical resources that the oil spill response organizations would have available to respond to a spill. Such disclosure should also address the ability of the oil spill response organizations to respond to multiple spills.

10.   Please revise your disclosure to quantify the resources that you have reserved, or would be able to use, under your own spill response resources to mitigate the impact of a spill from your facilities until an oil spill response organization can deploy its resources. Such disclosure should include a quantification of the physical resources available.

Compensation of Our Officers, page 127

11.   We note your response to prior comment 32 in our letter dated January 31, 2011. Please include in your executive compensation disclosure a discussion of how payments to your general partner are allocated with respect to the compensation of your officers.

Compensation Discussion and Analysis, page 130

12.   You state that your discussion of compensation paid by Tesoro is based on Tesoro's 2010 proxy statement but "does not purport to be a complete discussion and analysis of Tesoro's executive compensation philosophy and practices." Please provide all material information that relates to the compensation expense that will be allocated to you, including, without limitation, a complete discussion and analysis of Tesoro's executive compensation philosophy and practices as they relate to such compensation expense. Please remove any suggestion that you have not provided all such information. In addition, please tell us why you believe that you can rely on the information in Tesoro's 2010 proxy statement without providing updated information in your filing.

Certain Relationships and Related Party Transactions, page 138

13.   Please revise your filing to clarify whether the payments to your general partner and its affiliates for all costs and expenses that they incur on your behalf for managing and controlling your business and operations that you describe at page 138 will be in addition to the annual corporate services fee payable under the omnibus agreement.

Material Federal Income Tax Consequences, page 175

14.   We note your response to comment 33 in our letter dated January 31, 2011, and reissue such comment. Please remove any implication that investors are not entitled to rely on the opinion of counsel with respect to the material federal income tax consequences. For example, and without limitation, we note your statement at page 191 that it is the

responsibility of each unitholder to investigate the legal and tax consequences, under the laws of the pertinent jurisdiction, of his investment in you.

Amendment of the Partnership Agreement, page 165

Opinion of Counsel and Unitholder Approval, page 166

15. We note your disclosure that your general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in your being treated as an entity for federal income tax purposes if one of the amendments described under "No Unit Holder Approval" should occur. Please clarify whether , in connection with any other amendments to your partnership agreement, your general partner will be required to obtain an opinion of counsel that such amendment will not result in your being treated as an entity for federal income tax purposes. In that regard, we note that you removed related disclosure in this amendment. Please also add related risk factor disclosure, if applicable.

Index to Financial Statements, page F-1

16. Your next filing will be made 45 days after the end of the fiscal year ended December 31, 2010. Please provide updated financial statements complying with Rule 3-01 of Regulation S-X and corresponding disclosures throughout your filing. Similar requirements exist under Rule 11-02(c) of Regulation S-X for the pro forma financial information in the filing.

Tesoro Logistics LP Balance Sheet, page F-28

17. We have considered your response to prior comment 23 in our letter dated January 31, 2011. However, we are unable to agree with your conclusion that pro forma adjustment (f) within page F-3 meets the requirement of SAB Topic 1B.3. In this regard, we believe the guidance requires that a pro forma balance sheet reflecting the distribution accrual (but not giving effect to the offering proceeds) should be presented alongside the historical combined balance sheets of Tesoro Logistics LP Predecessor.

18. We note from your response to prior comment 24 in our letter dated January 31, 2011 that per unit information will be included to present the impact of the planned cash distribution to Tesoro. However, we are unable to agree with your conclusion that this pro forma information should be presented in the footnotes to the unaudited pro forma combined statements of operations. Rather, we believe this information should be included in the historical combined statements of operations of Tesoro Logistics LP Predecessor. Please review the April 17, 2007 Discussion Document C from the SEC Regulations Committee meeting on this topic for further guidance, which can be accessed at the following address:
http://www.thecaq.org/resources/secregs/pdfs/discussdocs/Discussion_Document_C_041

707.pdf. In the meantime, please provide us with the mechanics of your calculations as soon as they are available.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer O'Brien at (202) 551-3721 or John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Parker Morrill at (202) 551-3696 or, in his absence, Laura Nicholson at (202) 551-3584 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: William N. Finnegan (via facsimile)